Exhibit EX-99.h.2.a.

AMENDMENT TO SERVICES AGREEMENT

AMENDMENT made as of the 11th day of June, 2008, and effective June 23, 2008 (the “Effective Date”) between ABERDEEN FUNDS (the “Company”), a Delaware statutory trust having a principal place of business at 5 Tower Bridge, 300 Barr Harbor Drive, Suite 300, West Conshohocken, Pennsylvania; and CITI FUND SERVICES OHIO, INC. (“Citi”), an Ohio corporation having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, to that certain Services Agreement dated as of February 7, 2008 by and between Citi and the Company (as amended and in effect on the date hereof, the “Agreement”).

WHEREAS, pursuant to the Agreement, Citi provides fund accounting and transfer agency services for each of the investment portfolios of the Company (collectively, the “Funds”);

WHEREAS, the Company desires that, as of the Effective Date, Citi Fund Services, Inc. (“CFI”) become the non-bank trustee/custodian to the IRA Accounts of the Funds (as such term is defined in Section 2 below), and that Citi provide certain retirement plan custodial services for the IRA Accounts of the Funds; and

WHEREAS, Citi is willing to perform the services enumerated in this Amendment on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the covenants herein contained and intending to be legally bound hereby, the Company and Citi hereby agree as follows:

1.	Retention of Citi.

The Company hereby appoints Citi Fund Services, Inc. (“CFI”), an affiliate of Citi, as the non-bank trustee/custodian to the IRA Accounts of the Funds, and retains Citi to provide the non- bank trustee/custodian services as set forth in Section 2 below, with such appointment and retention to be effective as of the Effective Date. Citi and the Company hereby agree that commencing on the Effective Date, Citi will perform such services upon the terms set forth in the Agreement, as modified by this Amendment, including the Schedule hereto.

2.	Trustee/Custodian Services.

(i) CFI has obtained a non-bank Trustee/Custodian Notice of Approval letter from the Treasury Department, Internal Revenue Service, dated December 31, 2003. CFI, together with Citi, has the knowledge and capabilities to act as a passive non-bank trustee/custodian of any Traditional IRA, Roth IRA, Coverdell Education Savings, SIMPLE IRA, and 403(b)(7) accounts offered by the Funds for which Citi acts as transfer agent (collectively, “IRA Accounts”). Citi has the knowledge and capabilities to perform the services undertaken by Citi under Schedule A to this Amendment.

(ii) Citi agrees that effective as of the Effective Date, CFI shall act as a non-bank trustee/custodian for the IRA Accounts, and Citi shall perform the services undertaken by Citi under Schedule A attached hereto, but only so long as (x) Citi continues to act as transfer agent to the Funds and retains all legal qualifications to act as such, (y) CFI retains all legal qualifications to act as non-bank trustee/custodian, and (z) CFI has not resigned as non-bank trustee/custodian to the IRA Accounts after transmitting written notice of resignation as non-bank trustee/custodian to the IRA Account Holders in accordance with all IRA Account plan agreements. In its capacity as non-bank trustee/custodian, CFI will act only as a passive non-bank trustee (within the meaning of Section 1.408-2(e)(6)(i)(A) of the IRS regulations), and neither Citi nor CFI will have any discretion to direct investments within any of the IRA Accounts.

(iii) Citi and CFI shall have the right to review and comment upon the plan agreements and other documentation relating to or affecting its services hereunder, and shall have no liability for any modifications made thereto without their express written consent. Citi and CFI may rely upon the most recent versions of the plan agreement and such other documentation provided to them.

(vi) In relation to the IRA Accounts, Citi will perform the functions described in Schedule A hereto, subject to the terms of the Agreement and this Amendment.

3.	Fees for Trustee/Custodian Services.

(i) Commencing with the Effective Date, as compensation for service as non-bank trustee/custodian and for providing the services set forth in Schedule A hereto, Citi and CFI shall collect (in December of each year or earlier, if collected due to the closing of an IRA Account or by reason of a holder of an IRA Account making an earlier payment) from the IRA Accounts, all of the custodial fees payable pursuant to the IRA Account plan agreements and documentation, and shall be entitled to retain $8.00 per tax identification number for each plan or account type, (whether open or closed) per year (the “Citi Custodial Fees”). The balance of the custodial fees collected, but not retained by Citi as the Citi Custodial Fees shall be collected by Citi on behalf of the Company and remitted to the Company (the “Company Allotment”). It is understood and agreed that in the event any custodial fees payable by a holder of an IRA Account are waived by the Company or the Company’s adviser, such waiver shall not reduce the amount of the Citi Custodial Fees due to Citi, and instead shall be payable by the Company or its adviser, as the case may be.

(ii) In the event that CFI ceases to act as non-bank trustee/custodian, whether due to loss of legal qualifications or otherwise, but Citi continues to act as transfer agent, in which event it performs sub-custodial services on behalf of another qualified retirement custodian, (a) Citi shall no longer be entitled to the entire share of the Citi Custodial Fees, but shall be entitled to a proportionate share of the Citi Custodial Fees taking into account the period of time during such year that CFI was the non-bank trustee/custodian for the IRA Accounts and further taking into account the services (for which the parties acknowledge an appropriate allocation of a minimum of 80% of the Citi Custodial Fees per year per tax identification number for IRA Accounts (whether open or closed, and for all plan or account types)) that Citi continues to perform with respect to the IRA Accounts pursuant to Schedule A hereto; and (b) Citi shall have no further obligation to collect or remit the Company Allotment (as hereinafter defined), including with respect to such proportionate share of the Citi Custodial Fees received.

(iii) In the event that CFI ceases to act as non-bank trustee/custodian whether due to loss of legal qualifications or otherwise, and Citi ceases to act as transfer agent, (a) Citi shall be entitled to a proportionate share of the Citi Custodial Fees based on the portion of the year for which CFI and Citi provide trustee/custodian and transfer agent services, respectively; and (b) Citi shall have no further obligation to collect or remit the Company Allotment, including with respect to such proportionate share of the Citi Custodial Fees received.

4.	Additional Amendments to the Agreement.

(i) The Company and Citi hereby agree that the following references to “Citi” in the Agreement shall be deemed to refer to both “Citi” and “CFI”, as the case may be:

(a)	All references to “Citi” in Sections 7, 8, 21 and 22 of the Agreement; and

(b)	All references to “Citi” in the first four paragraphs of Section 9 and the first paragraph of Section 10 of the Agreement. In addition, the Company and Citi agree that the Company’s obligation to indemnify Citi and CFI pursuant to Section 10 shall also include any Losses (as such term is defined therein) resulting directly and proximately from CFI’s appointment as non-bank trustee/custodian.

(ii) Section 19(e)(i) is amended by adding to the end thereof, “and all other forms commonly used with regard to transactions with holders of the IRA Accounts (including, without limitation, the Custodial Plan Agreement.”

5.	Representations.

(i) The Company represents that it has full power and authority to enter into and perform this Amendment; that it will promptly notify Citi in the event that the Company is for any reason unable to perform any of its obligations under this Amendment; that this Amendment has been presented to the Board of Trustees for the Funds and has been approved by such Board of Trustees; and that Citi has been presented with a copy of the resolution approving same.

(ii) Citi represents that it has full power and authority to enter into and perform this Amendment. Citi further represents that it will promptly notify the Company in the event that Citi is for any reason unable to perform any of its obligations pursuant to this Amendment.

(iii) EXCEPT AS EXPRESSLY PROVIDED IN THIS AMENDMENT, ALL REPRESENTATIONS AND WARRANTIES, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES REGARDING QUALITY, SUITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE (REGARDLESS OF ANY COURSE OF DEALING, CUSTOM OR USAGE OF TRADE) CONCERNING THE SERVICES OR ANY GOODS PROVIDED INCIDENTAL TO THE SERVICES PROVIDED UNDER THIS AGREEMENT BY CITI AND CFI ARE COMPLETELY DISCLAIMED.

6.	Miscellaneous.

(i) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(ii) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect (including, without limitation, the term of the Agreement). No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(iii) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(iv) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

ABERDEEN FUNDS

By:	/s/ Vincent J. Esposito
Name:	Vincent J. Esposito
Title:	President

CITI FUND SERVICES OHIO, INC.

By:	/s/ Fred Naddaff
Title:	President

SCHEDULE A

TO THE AMENDMENT TO THE SERVICES AGREEMENT

BETWEEN ABERDEEN FUNDS AND

CITI FUND SERVICES OHIO, INC.

Additional Services Related to IRA Accounts

CFI will act as the IRA custodian for the Funds’ IRA Accounts, and Citi will perform the additional recordkeeping and administrative functions listed below with respect to those accounts (in addition to any applicable services already set forth in the Agreement).

1.	Perform good order review by ERISA guidelines of documents required to open new retirement accounts for fund shareholders. This includes obtaining an executed retirement application by both the shareholder and the custodian.

2.	Perform good order review by ERISA guidelines and process transfers specific to retirement accounts. These include transfers from prior custodian or to successor custodians, direct rollovers from qualified plans, and Roth conversions. This includes obtaining acceptance by an authorized delegate of the successor custodian.

3.	Perform annual population extraction, notification, ERISA good order review, and processing of required mandatory distributions for shareholders aged 70 1/2 or older.

4.	Record the names of beneficiaries identified by the holder of the IRA Account (the “Account Holder”).

5.	Calculate distributions, withdrawals, required withholding and other payments to Account Holders.

6.	Process contributions and distributions for Account Holders.

7.	Collect close-out and/or custodial fees when retirement plan assets are fully liquidated from accounts and disburse revenue in accordance with prospectus, IRA disclosure, and/or IRA custodial agreement language.

8.	Collect custodial fees from Account Holders who elect prepayment and disburse revenue in accordance with prospectus, IRA disclosure, and/or IRA custodial agreement language.

9.	Coordinate and execute the annual IRA custodial fee event to collect fees from active retirement plan Account Holders via asset liquidation. Disburse revenue in accordance with prospectus, IRA disclosure, and/or IRA custodial agreement language.

10.	Retain all ERISA required Account Holder documents in original form. These documents will include IRS Form 5303-A, Forms 5305-A, -RA, -EA, -SA, -SEP, and 403(b)(7) plan agreements.

11.	Tracking, production, and filing to Account Holders and government entities of federal and state tax forms specific to retirement plan accounts (i.e. Forms 1099-R and 5498).

12.	Complete annual W4P federal withholding solicitation.

13.	Maintain Form W-4P elections for federal and state withholding on retirement plan distributions for each retirement plan shareholder and perform withholding accordingly.

14.	Respond to Account Holder written and verbal operational inquiries related to their retirement accounts.

9